MASTEC, INC.
800 S. DOUGLAS ROAD
12TH FLOOR
CORAL GABLES, FL 33134
(305) 599-1800
January 23, 2006
VIA FACSIMILE (202) 772-9218
AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Brigitte Lippmann

Re:	MasTec, Inc. Amendment No. 3 to Registration Statement on Form S-1/A, filed on January 23, 2006 (File No. 333-129790) (the “Registration Statement”)
Dear Ms. Lippmann:
     MasTec, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 2:00 p.m. (EST), on Tuesday, January 24, 2006 or as soon thereafter as practicable.
     The Company hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, MasTec, Inc.
By:	/s/ Alberto de Cardenas
	Name:	Alberto de Cardenas
	Title:	EVP & General Counsel